Alliance BioEnergy Plus, Inc.

3710 Buckeye Street

Suite 120

Palm Beach Gardens, FL 33410

March 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Atallah

Re:	Alliance BioEnergy Plus, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed February 16, 2021
File No. 000-54942

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 3, 2021 addressed to Mr. Benjamin Slager, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Amendment No. 1 to Registration Statement on Form 10-12G filed February 16, 2021

Cover Page

1. We note your revised cover page and response to prior comment 1 and reissue in part. Please update your cover page so that it is consistent with the current Form 10 requirements. Of note, you still do not have the required emerging growth company language on the cover page indicating whether or not you are electing to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

COMPANY RESPONSE:

We have updated our Cover Page to include the required language related to the JOBS Act.

Item 1. Business, page 3

2. We note your response to prior comment 8 and revised disclosure and reissue in part. With reference to Article IV.A.2 of Exhibit 2(b), please revise to discuss briefly the events leading to the bankruptcy. Also, revise to provide a discussion of the material terms of your plan of reorganization following bankruptcy in the Business section, including quantifying the aggregate amount of debt that you may be required to pay back depending on your future revenues and profits. Also explain how it will be determined whether these payments will be made out of revenues or profits.

COMPANY RESPONSE:

We have amended our disclosure to add a discussion related to the reasons for filing bankruptcy, material terms of the reorganization and a quantification of debt which is subject to being paid out of future revenues and profits and how payment of these items will be determined.

Item 6. Executive Compensation, page 21

3. We note your updated table on page 22 in response to prior comment 17 and reissue in part. Please update your Outstanding Equity Awards for Fiscal Year End 2020. In addition, please provide the disclosure required by Item 402(d)-(g) of Regulation S-K to the extent applicable.

COMPANY RESPONSE:

We have updated our Outstanding Equity Equity Awards for Fiscal Year End 2020 and included the tables required by Item 402(d)-(g).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 33

4. We note your response to prior comment 20. However your current disclosure indicates that there were no changes in accountants. Please revise the filing to provide the disclosures required by Item 304 of Regulation S-K in your Form 10 and include Exhibit 16.

COMPANY RESPONSE:

We have incorporated by reference the Current Report on Form 8-K with respect to the change in accountants which was filed on February 17, 2021.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alliance BioEnergy Plus, Inc.

By:	/s/ Benjamin Slager
Benjamin Slager
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.